Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

5 Year Autocallable Securities Linked to an Unequally Weighted Basket of Three Underlyings

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Basket:	S&P 500® Index (ticker: "SPX"), MSCI Emerging Markets Index (ticker: "MXEF") and TOPIX® Index (ticker: "TPX")
Stated principal amount:	$1,000 per security
Pricing date:	September 18, 2026
Valuation dates:	September 27, 2027 and September 18, 2031 (the "final valuation date")
Maturity date:	September 23, 2031
Automatic early redemption:	If, on the valuation date prior to the final valuation date, the basket value is greater than or equal to the premium threshold value, the securities will be automatically called for an amount equal to the principal plus the premium
Payment at maturity (if not autocalled):	• If the final basket value is **greater than** the initial basket value $1,000 + the return amount • If the final basket value is **less than or equal to** the initial basket value but **greater than or equal to** the trigger value: $1,000 • If the final basket value is **less than** the trigger value: $1,000 + [$1,000 × the basket return] If the securities are not automatically redeemed prior to maturity and the final basket value is less than the trigger value, you will receive significantly less than the stated principal amount of your securities, and possibly nothing, at maturity.
Upside participation rate:	125%
Trigger value:	70.00, 70% of its initial underlying value, for each underlying
Premium threshold value:	100.00, 100.00% of the initial basket value
Premium:	10.00% of the stated principal amount
Basket value:	On any valuation date, 100 × (1 + the sum of the weighted underlying returns of the underlyings determined as of that date)
Basket return:	(i) The final basket value minus the initial basket value, divided by (ii) the initial basket value
Return amount:	$1,000 × the basket return × the upside participation rate
Underlying return:	For each underlying on any valuation date, (i) its closing value on that valuation date minus its initial underlying value, divided by (ii) its initial underlying value
Initial basket value:	100
Final basket value:	The basket value on the final valuation date
Weighted underlying return:	For each underlying on any valuation date, its underlying return on that valuation date multiplied by its weighting
CUSIP / ISIN:	17334CYU2 / US17334CYU25
Pricing Supplement:	Preliminary Pricing Supplement dated September 8, 2026

Hypothetical Interim Payment Upon Automatic Redemption per Security

Valuation Date on which Basket Value Exceeds Premium Threshold Value	Premium	Hypothetical Redemption
September 27, 2027	10.00%	$1,100.00

If, on the valuation date prior to the final valuation date, the basket value is greater than or equal to the premium threshold value, the securities will be automatically redeemed on the third business day immediately following that valuation date for an amount in cash per security equal to $1,000 *plus* the premium.

Hypothetical Payment at Maturity per Security

Assumes the securities have not been automatically redeemed prior to maturity

	Hypothetical Basket Return on Final Valuation Date	Hypothetical Payment at Maturity
C	100.00%	$2,250.00
	75.00%	$1,937.50
	50.00%	$1,625.00
	25.00%	$1,312.50
	0.00%	$1,000.00
B	-15.00%	$1,000.00
	-30.00%	$1,000.00
A	-30.01%	$699.90
	-50.00%	$500.00
	-100.00%	$0.00

Selected Risk Considerations • You may lose a significant portion or all of your investment. If the securities are not automatically redeemed prior to maturity, your payment at maturity will depend on the final basket value on the final valuation date. If the final basket value on the final valuation date is less than the trigger value, you will lose 1% of the stated principal amount of the securities for every 1% by which the basket value has declined from the initial basket value. • The securities do not pay interest. • The return on the securities depends solely on the performance of the basket. As a result, t he securities are subject to the risks of each of the underlyings that constitute the basket and will be negatively affected if any one performs poorly. • The securities may be automatically redeemed prior to maturity, limiting the term of the securities. • You will not receive dividends or have any other rights with respect to the underlyings. • The securities are particularly sensitive to the volatility of the closing values of the underlyings that constitute the basket on or near the valuation dates. • The securities are unsecured debt securities and are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement. • Changes in the closing values of the underlyings may offset each other. • An investment in the securities is not a diversified investment. • The underlyings are unequally weighted. • The underlyings may be highly correlated in decline. • The MSCI Emerging Markets Index and the TOPIX® Index are subject to risks associated with non - U.S. markets. • The MSCI Emerging Markets Index is subject to risks associated with emerging markets. • Fluctuations in exchange rates will affect the closing value of the MSCI Emerging Markets Index. • The performance of the TOPIX® Index will not be adjusted for changes in the exchange rate between the Japanese yen and the U.S. dollar. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • The issuer and its affiliates may have conflicts of interest with you. • The U.S. federal tax consequences of an investment in the securities are unclear. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 293732 and V ) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.